ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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November 10, 2005

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

SUPPL

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of October 13, 2005.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

dlw 11/29

FILE NO. 82-3907

Vienna International Airport

Financial Calendar 2006

	Publication
Traffic Results 2005	19 January 2006
Traffic Results January 2006	10 February 2006
Traffic Results February 2006	10 March 2006
Annual Results 2005	23 March 2006
Traffic Results March 2006	13 April 2006
16th Annual General Meeting	20 April 2006 / 10:00 h
Deduction of Dividends (Ex-day)	26 April 2006
Dividend Payment	03 May 2006
Traffic Results April 2006	12 May 2006
First Quarter 2006	18 May 2006
Traffic Results May 2006	15 June 2006
Traffic Results June 2006	13 July 2006
Traffic Results July 2006	11 August 2006
First Six Months 2006	24 August 2006
Traffic Results August 2006	14 September 2006
Traffic Results September 2006	13 October 2006
Traffic Results October 2006	16 November 2006
First Three Quarters 2006	16 November 2006
Traffic Results November 2006	14 December 2006

KR/10.10.2005